
12027762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-03610

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALCOA RETIREMENT SAVINGS PLAN FOR BARGAINING EMPLOYEES
ALCOA RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
ALCOA RETIREMENT SAVINGS PLAN FOR HOURLY NON-BARGAINING EMPLOYEES
ALCOA RETIREMENT SAVINGS PLAN FOR MILL PRODUCTS EMPLOYEES
ALCOA RETIREMENT SAVINGS PLAN FOR FASTENER SYSTEMS AND COMMERCIAL WINDOWS EMPLOYEES

Alcoa Corporate Center, 201 Isabella Street, Pittsburgh, Pennsylvania 15212

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALCOA INC.
390 Park Avenue, New York, New York 10022

Employees' Retirement Savings Plans of Alcoa Inc. and Subsidiary Companies
Alcoa Retirement Savings Plan for Bargaining Employees (formerly the Alcoa Savings Plan for Bargaining Employees),
Alcoa Retirement Savings Plan for Salaried Employees (formerly the Alcoa Savings Plan for Non-Bargaining Employees),
Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees (formerly the Alcoa Savings Plan for Subsidiary and Affiliate Employees),
Alcoa Retirement Savings Plan for Mill Products Employees, and
Alcoa Retirement Savings Plan for Fastener Systems and Commercial Windows Employees

Index
December 31, 2011 and 2010



Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Alcoa Retirement Savings Plan for Bargaining Employees (formerly the Alcoa Savings Plan for Bargaining Employees),
Alcoa Retirement Savings Plan for Salaried Employees (formerly the Alcoa Savings Plan for Non-Bargaining Employees),
Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees (formerly the Alcoa Savings Plan for Subsidiary and Affiliate Employees),
Alcoa Retirement Savings Plan for Mill Products Employees, and
Alcoa Retirement Savings Plan for Fastener Systems and Commercial Windows Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Alcoa Retirement Savings Plan for Bargaining Employees (formerly the Alcoa Savings Plan for Bargaining Employees), Alcoa Retirement Savings Plan for Salaried Employees (formerly the Alcoa Savings Plan for Non-Bargaining Employees), Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees (formerly the Alcoa Savings Plan for Subsidiary and Affiliate Employees), Alcoa Retirement Savings Plan for Mill Products Employees and Alcoa Retirement Savings Plan for Fastener Systems and Commercial Windows Employees (the "Plans") at December 31, 2011, the changes in net assets available for benefits for the year ended December 31, 2011, and the net assets available for benefits of the Alcoa Retirement Savings Plan for Bargaining Employees (formerly the Alcoa Savings Plan for Bargaining Employees), Alcoa Retirement Savings Plan for Salaried Employees (formerly the Alcoa Savings Plan for Non-Bargaining Employees), and the Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees (formerly the Alcoa Savings Plan for Subsidiary and Affiliate Employees) at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) of the Alcoa Retirement Savings Plan for Bargaining Employees (formerly the Alcoa Savings Plan for Bargaining Employees), Alcoa Retirement Savings Plan for Salaried Employees (formerly the Alcoa Savings Plan for Non-Bargaining Employees), Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees (formerly the Alcoa Savings Plan for Subsidiary and Affiliate Employees), Alcoa Retirement Savings Plan for Mill Products Employees, and Alcoa Retirement Savings Plan for Fastener Systems and Commercial Windows Employees are presented for the purpose of additional analysis and are not a

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355-6000, F: (412) 355-8089 www.pwc.com/us



required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 1 and Note 7, effective January 1, 2011, the Alcoa Retirement Savings Plan for Fastener Systems and Commercial Windows Employees and the Alcoa Retirement Savings Plan for Mill Products Employees were established. Additionally, the Alcoa Savings Plan for Bargaining Employees was renamed the Alcoa Retirement Savings Plan for Bargaining Employees, the Alcoa Savings Plan for Non-Bargaining Employees was renamed the Alcoa Retirement Savings Plan for Salaried Employees, and the Alcoa Savings Plan for Subsidiary and Affiliate Employees was renamed the Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees. Effective January 1, 2011, participants of the Alcoa Commercial Windows LLC 401(k) Plan became eligible to participate in the Fastener Systems Plan. As a result of these changes, balances were transferred or merged into the respective Plans.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 27, 2012

Employees' Retirement Savings Plans of Alcoa Inc. and Subsidiary Companies

Statement of Individual Plan Net Assets Available for Benefits

December 31, 2011

	Bargaining Plan [(a)]	Salaried Plan [(b)]	Hourly Non-Bargaining Plan [(c)]	Mill Products Plan	FS and CW Plan
Assets					
Plan's value of interest in Alcoa Savings Plan Master Trust					
Alcoa Stock Fund (at fair value)	$ 108,185,856	$ 177,886,413	$ 19,949,610	$ 4,887,502	$ 23,142,646
Investment contracts (at fair value)	213,639,116	473,062,750	61,691,851	15,807,247	65,922,437
Other investments (at fair value)	341,812,047	1,007,958,656	113,469,132	45,382,078	114,057,575
Total value of interest in Alcoa Savings Plan Master Trust (at fair value)	663,637,019	1,658,907,819	195,110,593	66,076,827	203,122,658
Adjustment from fair value to contract value for investment contracts (Note 5)	(8,624,278)	(19,096,805)	(2,490,404)	(638,114)	(2,661,185)
Total value of interest in Alcoa Savings Plan Master Trust	655,012,741	1,639,811,014	192,620,189	65,438,713	200,461,473
Other investments (at fair value)	19,547,610	70,146,247	2,666,982	1,716,515	2,464,340
Notes receivable from participants	25,114,829	17,465,595	8,785,185	1,494,008	9,466,267
Net assets available for benefits	$ 699,675,180	$ 1,727,422,856	$ 204,072,356	$ 68,649,236	$ 212,392,080

(a) Alcoa Retirement Savings Plan for Bargaining Employees (formerly the Alcoa Savings Plan for Bargaining Employees)
(b) Alcoa Retirement Savings Plan for Salaried Employees (formerly the Alcoa Savings Plan for Non-Bargaining Employees)
(c) Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees (formerly the Alcoa Savings Plan for Subsidiary and Affiliate Employees)

The accompanying notes are an integral part of these financial statements.

Employees' Retirement Savings Plans of Alcoa Inc. and Subsidiary Companies
Statement of Individual Plan Net Assets Available for Benefits
December 31, 2010

	Alcoa Bargaining Plan	Alcoa Non-Bargaining Plan	Alcoa Subsidiary and Affiliate Plan
Assets			
Plan's value of interest in Alcoa Savings Plan Master Trust			
Alcoa Stock Fund (at fair value)	$ 179,632,272	$ 266,512,056	$ 89,604,771
Investment contracts (at fair value)	209,848,798	437,667,647	185,210,912
Other investments (at fair value)	358,110,815	970,167,605	391,506,264
Total value of interest in Alcoa Savings Plan Master Trust (at fair value)	747,591,885	1,674,347,308	666,321,947
Adjustment from fair value to contract value for investment contracts (Note 5)	(6,771,229)	(14,122,299)	(5,976,234)
Total value of interest in Alcoa Savings Plan Master Trust	740,820,656	1,660,225,009	660,345,713
Other investments (at fair value)	20,124,433	72,897,623	11,556,564
Notes receivable from participants	24,796,893	16,116,235	20,300,631
Receivable from the B&C Research Defined Contribution Plan	-	-	2,187,400
Net assets available for benefits	$ 785,741,982	$ 1,749,238,867	$ 694,390,308

The accompanying notes are an integral part of these financial statements.

Employees' Retirement Savings Plans of Alcoa Inc. and Subsidiary Companies
Statement of Changes in Individual Plan Net Assets Available for Benefits
Year Ended December 31, 2011

	Bargaining Plan [a]	Salaried Plan [b]	Hourly Non-Bargaining Plan [c]	Mill Products Plan	FS and CW Plan
Additions					
Contributions					
Alcoa Stock Fund					
Participant	$ 6,536,967	$ 4,659,811	$ 922,292	$ 278,123	$ 1,618,964
Employer	15,433,849	28,902,014	7,917,873	1,970,606	4,319,792
Other investments					
Participant	37,077,957	40,141,740	10,964,645	3,928,300	13,298,159
Employer	60,604	3,618,576	418,663	75,332	1,806,598
Total additions	59,109,377	77,322,141	20,223,473	6,252,361	21,043,513
Deductions					
Benefit payments to participants	(68,135,832)	(179,847,048)	(18,794,270)	(3,857,046)	(15,168,088)
Plan interest in Alcoa Savings Plan Master Trust investment income (loss)					
Alcoa Stock Fund	(72,907,089)	(118,755,773)	(12,946,885)	(3,042,503)	(14,498,016)
Other investments	(142,663)	(2,268,334)	599,960	(29,613)	1,240,878
Total Plan interest in Alcoa Savings Plan Master Trust investment loss	(73,049,752)	(121,024,107)	(12,346,925)	(3,072,116)	(13,257,138)
Other investment loss	(1,942,568)	(5,077,619)	(38,957)	(246,634)	(273,450)
Net decrease prior to Plan transfers	(84,018,775)	(228,626,633)	(10,956,679)	(923,435)	(7,655,163)
Plan transfers					
Transfers between plans, net (Note 7)	(2,048,027)	206,810,622	(479,361,273)	69,572,671	205,026,007
Transfer from Alcoa Commercial Windows LLC 401(k) Plan	-	-	-	-	15,021,236
Net increase (decrease)	(86,066,802)	(21,816,011)	(490,317,952)	68,649,236	212,392,080
Net assets available for benefits					
Beginning of year	785,741,982	1,749,238,867	694,390,308	-	-
End of year	$ 699,675,180	$ 1,727,422,856	$ 204,072,356	$ 68,649,236	$ 212,392,080

(a) Alcoa Retirement Savings Plan for Bargaining Employees (formerly the Alcoa Savings Plan for Bargaining Employees)
(b) Alcoa Retirement Savings Plan for Salaried Employees (formerly the Alcoa Savings Plan for Non-Bargaining Employees)
(c) Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees (formerly the Alcoa Savings Plan for Subsidiary and Affiliate Employees)

The accompanying notes are an integral part of these financial statements.

1. Description of Plans

General

The Alcoa Retirement Savings Plan for Bargaining Employees ("Bargaining Plan"), Alcoa Retirement Savings Plan for Salaried Employees ("Salaried Plan"), Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees ("Hourly Non-Bargaining Plan"), Alcoa Retirement Savings Plan for Mill Products Employees ("Mill Products Plan") and Alcoa Retirement Savings Plan for Fastener Systems and Commercial Windows Employees ("FS and CW Plan") (collectively, the "Plans") are defined contribution savings plans maintained pursuant to a master trust agreement (the "Master Trust") between Alcoa Inc. ("Alcoa" or the "Company") and the trustee, The Bank of New York Mellon ("Trustee"). In general, the Plans provide various investment options for amounts withheld from employees' salaries and for company contributions. Plan documents are available to participants upon request.

Reference should be made to the basic prospectus and to the summary plan description of each Plan for a summary of the important features of each Plan, including eligibility, vesting, employee and company contributions, loans, withdrawals and compliance with the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective January 1, 2011 subsidiaries of the Company adopted two new plans, the Mill Products Plan and the FS and CW Plan to accommodate business needs regarding matching contributions levels that differed from the existing plan structures. Additionally, the Alcoa Savings Plan for Bargaining Employees was renamed the Alcoa Retirement Savings Plan for Bargaining Employees, the Alcoa Savings Plan for Non-Bargaining Employees was renamed the Alcoa Retirement Savings Plan for Salaried Employees, and the Alcoa Savings Plan for Subsidiary and Affiliate Employees was renamed the Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees. Refer to Note 7 for additional information.

Eligibility and Vesting

The Plans are available to eligible employees of the Company and certain subsidiary locations that have adopted the Plans. The Bargaining Plan is only available to hourly employees of the Company covered by collective bargaining agreements that provide this benefit. Employees are immediately eligible for plan participation. Participants are fully vested in the value of their contributions plus actual earnings thereon at all times. Effective January 1, 2011, a participant is immediately vested in company contributions, including all company contributions made prior to January 1, 2011. Prior to January 1, 2011, a participant was 100% vested in Company contributions after three years of employment.

Employee Contributions

Effective January 1, 2011, eligible employees may elect to contribute to the Plans up to 25% of eligible compensation as pre-tax, not to exceed the IRS limit, or up to 10% as after-tax, with a maximum of 25% in the aggregate. Contributions from variable pay are not permitted.

Prior to January 1, 2011, eligible employees below a certain job grade pre-established by the Plans may elect to contribute up to 16% of eligible compensation as pre-tax or up to 16% as after-tax contributions to the Plans, with a maximum of 16% in the aggregate. Eligible employees above a certain job grade pre-established by the Plans may elect to contribute up to 6% of eligible compensation as pre-tax or up to 10% as after-tax contributions to the Plans, with a maximum of 10% in the aggregate.

Negotiated deferrals, as defined in the Bargaining Plan document, for certain eligible collective bargained employees will be contributed to their plan accounts as a separate pre-tax contribution.

Eligible employees age 50 or older or who become age 50 during the plan year who meet certain requirements may elect to make additional pre-tax catch-up contributions up to a maximum of $5,000, or such other amount adjusted for cost-of-living increases.

Elections can be changed effective for the first full payroll period following the election. Participants direct their contributions in multiples of 1% into various investment options offered by the Plans.

Eligible employees hired or rehired on or after August 1, 2006 will be automatically enrolled in the Plans after 60 days of hire or rehire and subject to automatic payroll deductions equal to 3% of eligible compensation, which will be contributed to the Plans as pre-tax savings, unless the employee chooses to either enroll sooner or to not participate. After 90 days of plan participation, the pre-tax savings rate will be increased by 1% on each April 1 until the pre-tax savings rate attains a target rate of 6% of eligible compensation. The employee can change the contribution rate, annual rate increase and target contribution rate or stop automatic enrollment at any time.

Employer Contributions

For the Salaried Plan, Hourly Non-Bargaining Plan, Mill Products Plan and FS and CW Plan, participating locations may elect to make a matching employer contribution up to 6% of the participants' eligible compensation. The employer match for contributions to the Bargaining Plan is based upon the various collective bargaining agreements. The Company does not match negotiated deferral contributions.

The employer match for the Plans is contributed into the Alcoa Stock Fund, which is an employee stock ownership plan under the Internal Revenue Code (the "Code") Section 409. Participants are permitted to transfer employer matching contributions from the Alcoa Stock Fund to other investments at any time, regardless of the participants' age or service.

In addition, certain salaried and non-bargaining eligible employees of the Plans hired or rehired after March 1, 2006 and certain bargained employees hired or rehired as of specified dates negotiated with the unions will receive an employer retirement income contribution in the amount of 3% of applicable eligible compensation. These employer contributions are allocated to the participants' accounts in the same percentages as the participants' other investment elections.

Certain eligible employees in the Bargaining Plan hired or rehired as of specified dates negotiated with the unions will receive retiree medical savings contributions to their accounts in an amount equal to $0.40 per hour worked. These employer contributions are contributed in the appropriate targeted maturity fund based on the participant's year of birth but may be transferred by the participant from the default fund to any eligible fund.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the company's contribution and (b) Plan earnings. Allocations of Plan earnings are based on individual participant investment earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Notes Receivable From Participants
Generally, participants may borrow from their individual account balances in the Plans, excluding employer contributions made on or after January 1, 2011, employer retirement income contributions and retiree medical savings contributions. The minimum loan amount permitted by the Plans is $1,000. The maximum allowable loan from the Plans is the lesser of 50% of the participant's account balance or $50,000. Loans are collateralized by a portion of the participant's account balance, and repayments are made by periodic payroll deductions. Interest is charged on all loans at the prime rate plus 1% at the time the loan is executed. Interest rates ranged from 4.25% to 10.50% as of December 31, 2011 and 2010. As of January 1, 2011, for each loan request, a $100 loan processing fee is deducted from the loan amount to cover administrative expenses.

Payment of Benefits
On termination of service due to death, disability or retirement, participants with an account balance greater than $5,000 may elect to leave their investment in the Plans or receive a lump-sum distribution. Participants who leave their investments in the Plans and elect to receive a distribution at a later date are permitted four partial payouts each calendar year, however, each partial payout must be at least $250. Plan provisions require a lump-sum distribution when the participant reaches age 70.

Forfeitures
Effective January 1, 2011, employer contributions vest immediately. Prior to January 1, 2011, employer contributions and the earnings thereon vested after three years of service. Amounts that were not vested upon termination of employment were forfeited and were used to reduce plan expenses or future employer contributions. Unapplied forfeitures at December 31, 2010 were $149,492 for the Salaried Plan, $66,706 for the Bargaining Plan and $59,460 for the Hourly Non-Bargaining Plan.

Risks and Uncertainties
The Plans invest in investment securities. Investment securities, including Alcoa common stock, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of individual plan net assets available for benefits.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plans to terminate the Plans subject to the provisions of ERISA. In the event of a plan termination, any unallocated assets of the Plans shall be allocated to participant accounts and distributed in such a manner as the Company may determine. Also, the Company has the right under the Plans to discontinue its contributions at any time.

2. Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plans are prepared under the accrual method of accounting.

Recently Issued Accounting Guidance
In May 2011, the FASB issued ASU 2011-04 *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.* ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board's intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management does not believe the adoption of this update will have a material impact on the Plans' financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and to disclose contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Plan interest in Alcoa Savings Plan Master Trust investment gain and other investment gain includes the Plans' unrealized and realized gains and losses on investments.

Payments of Benefits
Benefits are recorded when paid.

Administrative Expenses
The Fixed Income Fund and the Alcoa Stock Fund investment management fees are paid by the Plan from assets of their respective funds. The investment management fees for the Fixed Income Fund are based upon a percentage of the fund's net assets. For the Alcoa Stock Fund, the investment fees are based upon the number of stock transactions within the fund during the year.

Most funds in the Plans are registered investment companies. Registered investment companies incur expenses that reduce the earnings in the fund and are reflected in the daily net asset value ("NAV"). Expenses charged by registered investment companies include asset management and administrative fees.

The funds offered by BlackRock Institutional Trust Company, N.A., and the Trustee incur expenses that reduce earnings in the fund and are reflected in the NAV. These funds are not available to individual investors and are not publicly traded. Expenses charged by these funds include asset management and administrative fees.

Effective January 1, 2011, participants in the all funds (excluding those included in the self-directed brokerage account) are subject to an administrative expense fee, which is used to pay the expenses of the Plan such as trustee, recordkeeping, audit, consulting, and other administrative expenses. This fee is charged on a daily basis and is reflected in the price at which participants transact. Also effective January 1, 2011, for each loan request, a $100 loan processing fee is deducted from the loan amount to cover administrative expenses.

The fees described above are included within Master Trust investment income.

3. Investments

The Plans offer a variety of investment options which are held in safekeeping in a Master Trust under a trust arrangement by the Trustee. Each participating Plan has a divided interest in the Master Trust based on individual participant investment elections. At December 31, Master Trust net assets were comprised of the following:

	2011	2010
Master Trust investments		
At fair value		
Alcoa Stock Fund* (includes 13,821,717 and 15,389,306 of investments in a common collective trust, respectively)	$ 334,052,027	$ 535,749,099
Shares of Registered Investment Companies		
Vanguard Institutional Index Plus Fund* (Large Cap)	293,021,765	305,568,428
Vanguard Total Bond Market Index Fund*	257,033,611	233,342,761
New Perspective Fund* (Global Equity)	207,446,178	230,332,490
American Balanced Fund*	149,655,830	145,879,189
Investment Company of America Fund* (Large Cap)	146,502,772	170,216,783
Vanguard Extended Market Index (Mid Cap)	128,451,039	133,871,650
AMCAP Fund (Large Cap)	86,735,584	94,382,195
MSDW Emerging Markets	76,170,394	133,176,584
Investment contracts		
JP Morgan Chase*	281,323,067	282,150,925
State Street Bank & Trust Company*	207,265,779	207,829,012
Natixis*	207,223,208	207,788,086
Rabobank Nederland	134,311,347	134,959,334
Other Investments		
BlackRock Target Maturity Funds	118,981,013	102,071,789
Small Cap Core Fund	64,465,109	61,104,229
Newton International Equities	50,427,316	66,489,758
Other	43,788,877	43,348,828
Total value of interest in Alcoa Savings Plan Master Trust (at fair value)	2,786,854,916	3,088,261,140
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(33,510,786)	(26,869,762)
Total value of interest in Alcoa Savings Plan Master Trust	$ 2,753,344,130	$ 3,061,391,378

* Represents 5 percent or more of Master Trust net assets at either December 31, 2011 or 2010.

The following table lists the ownership percentages of the Plans in the Master Trust net assets as of December 31:

	2011	2010
Percent ownership of the Plans in Alcoa Savings Plan Master Trust		
Bargaining Plan	23.79 %	24.20 %
Salaried Plan	59.56	54.23
Hourly Non-Bargaining Plan	6.99	21.57
Mill Products Plan	2.38	-
FS and CW Plan	7.28	-
	100.00 %	100.00 %

During the year ended December 31, 2011, the Master Trust investment (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Net investment loss from Master Trust investments	
Net appreciation (depreciation):	
Alcoa Common Stock Fund (includes $14,344 gain from common collective trusts)	$ (226,179,196)
Shares of registered investment companies	(40,927,202)
Commingled trusts	(7,247,021)
	(274,353,419)
Interest	20,754,838
Registered investment companies dividends	26,819,612
Alcoa stock dividends	4,028,930
Net investment loss from Alcoa Savings Plan Master Trust investments	$ (222,750,039)

In addition to the investments held in the Master Trust, participants have the option to invest in a self-directed brokerage account that allows the participants to select and manage investments from a variety of options not directly available in the Plans. The majority of this brokerage account is invested in equity securities and mutual funds, and all are considered Level 1 securities.

Certain amounts in previously issued financial statements were reclassified to conform to the 2011 presentation.

4. Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification 820 (ASC 820), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data correlation or other means.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2011.

Cash and Cash Equivalents
Valued at cost which approximates fair value.

Fixed Income Securities
Valued on the basis of valuations furnished by Trustee-approved independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate and maturity date and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee.

Equity Securities
Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds
Valued at the NAV of shares held by the Plans at year end.

Commingled Trusts
Valued at the NAV of shares held by the Plans at year end. These funds are not publically listed.

Synthetic Investment Contracts ("Investment Contracts")
Valued at fair value with an adjustment to contract value in the accompanying statements of individual plan net assets available for benefits. Refer to Note 5 for further discussion. The fair value is based on the fair value of the underlying investments of the trust. Investment Contracts held in the Master Trust are fully benefit-responsive, which permit and require withdrawals at contract value for benefit payments, loans, or transfers to other investment options. Investment contracts provide a fixed rate of return for the life of the contract, and underlying assets are held by the trust rather than a separate account of the issuer. A financially responsible third party issues a "wrapper" contract to ensure benefit responsiveness.

The fair value of the wrap contract is determined using a discounted cash flow model which considers recent rebids as determined by recognized dealers, discount rate and the duration of the underlying portfolio.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plans' assets at fair value as of December 31, 2011.

	Assets at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Fair value measurements at end of year				
Assets in Alcoa Savings Plan Master Trust				
Equity securities (Alcoa common stock)	$ 320,230,310	$ -	$ -	$ 320,230,310
Mutual funds	1,345,017,173	-	-	1,345,017,173
Cash and cash equivalents	-	12,554,165	-	12,554,165
Fixed income securities				
Government debt	-	513,730,587	-	513,730,587
Mortgage-backed securities	-	92,947,396	-	92,947,396
Corporate debt	-	152,102,220	-	152,102,220
Government agency obligations	-	57,422,523	-	57,422,523
Commingled trusts	-	291,484,032	-	291,484,032
Wrapper contracts	-	-	1,366,510	1,366,510
Total of assets in Alcoa Savings Plan Master Trust	1,665,247,483	1,120,240,923	1,366,510	2,786,854,916
Assets outside Alcoa Savings Plan Master Trust				
Cash and cash equivalents	18,372,461	-	-	18,372,461
Equity securities	35,902,850	-	-	35,902,850
Mutual funds	40,555,767	-	-	40,555,767
Fixed income securities	1,710,616	-	-	1,710,616
Total of assets outside Alcoa Savings Plan Master Trust	96,541,694	-	-	96,541,694
Total assets at fair value	$ 1,761,789,177	$ 1,120,240,923	$ 1,366,510	$ 2,883,396,610

The following table sets forth by level, within the fair value hierarchy, the Plans' assets at fair value as of December 31, 2010.

	Assets at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Fair value measurements at end of year				
Assets in Alcoa Savings Plan Master Trust				
Equity securities (Alcoa common stock)	$ 520,359,793	$ -	$ -	$ 520,359,793
Mutual funds	1,446,770,080	-	-	1,446,770,080
Cash and cash equivalents	-	8,519,893	-	8,519,893
Fixed income securities				
Government debt	-	533,740,769	-	533,740,769
Mortgage-backed securities	-	84,212,724	-	84,212,724
Corporate debt	-	153,978,161	-	153,978,161
Government agency obligations	-	50,569,249	-	50,569,249
Commingled trusts	-	288,403,910	-	288,403,910
Wrapper contracts	-	-	1,706,561	1,706,561
Total of assets in Alcoa Savings Plan Master Trust	1,967,129,873	1,119,424,706	1,706,561	3,088,261,140
Assets outside Alcoa Savings Plan Master Trust				
Cash and cash equivalents	19,043,019	-	-	19,043,019
Equity securities	37,379,771	-	-	37,379,771
Mutual funds	46,740,960	-	-	46,740,960
Fixed income securities	1,414,870	-	-	1,414,870
Total of assets outside Alcoa Savings Plan Master Trust	104,578,620	-	-	104,578,620
Total assets at fair value	$ 2,071,708,493	$ 1,119,424,706	$ 1,706,561	$ 3,192,839,760

The following table sets forth a summary of changes in the fair value of the Plans' Level 3 assets for the year ended December 31, 2011:

	Wrapper Contracts
Fair value measurements using significant unobservable inputs (Level 3)	
Balance at beginning of year	$ 1,706,561
Unrealized loss	(340,051)
Balance at end of year	$ 1,366,510

The Plans hold commingled trusts with a fair value of $291,484,032 at December 31, 2011. There are no unfunded commitments with respect to these investments. Participants can transact daily with these funds, however, significant withdrawals may be subject to redemption restrictions, at the trustee's discretion, to the extent that it is determined such actions would disrupt management of the fund.

5. Investment Contracts

The Investment Contracts are held in the Fixed Income Fund (the "Fund") and are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap providers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plans.

Contract value, as reported to the Plans by the investment manager, represents contributions made under contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Investment Contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates estimated future market value with the Fund's current contract value, but it may not be less than zero.

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate, and redemptions by existing shareholders will tend to increase the crediting rate. The opposite is ordinarily true if the market value of the covered assets is lower than their contract value. There are no reserves against contract value for credit risk of the insurance companies or otherwise.

Certain events limit the ability of the Plans to transact at contract value with the issuer. Such events include the following: (1) the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the Plan or the administration of the Plan that is not consented to by the insurance companies, (4) complete or partial termination of the Plan, (5) any change in law, regulation or administration ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow, (6) merger or consolidation of the Plans with another plan, the transfers of the Plans' assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor, (7) any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund, (8) exclusion of a group of previously eligible employees from eligibility in the Plan, (9) any early retirement program, group termination, group layoff, facility closing, or similar program or (10) any transfer of assets from the Fund directly to a competing option.

The Plans' administrator does not believe that the occurrence of any such event, which would limit the Plans' ability to transact at contract value with participants, is probable.

The Investment Contracts generally allow the insurance companies to terminate the agreement. However, the insurance companies would be required to settle the contract at an amount not less than contract value upon termination.

The following table sets forth the average yields of the Investment Contracts during the 2011 and 2010 Plan years.

	2011	2010
Average yields		
Based on actual earnings	2.44 %	2.63 %
Based on interest rate credited to participants	2.41 %	2.55 %

6. Related-Party Transactions

The Plans own shares of common stock of Alcoa through the investment in the Alcoa Stock Fund and, therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt as defined in ERISA Section 408 and the regulations there under. During 2011, purchases and sales of shares of common stock of the Alcoa Stock Fund were $97,402,987 and $67,223,963, respectively. Dividends earned on Alcoa common stock during 2011 were $4,028,930. As of December 31, 2011 and 2010, the Plans owned 37,149,688 and 33,954,962 shares of Alcoa common stock, respectively.

The Company may pay certain administrative expenses or perform administrative functions on behalf of the Plans.

The Plans invest in funds managed by The Bank of New York Mellon. The Bank of New York Mellon is the trustee as defined by the Plans, and therefore these transactions, and expenses paid to Bank of New York Mellon, qualify as party-in-interest transactions.

7. Plan Transfers and Mergers

Resulting from changes to the Plans as described in Note 1, effective January 1, 2011, balances of salaried participants in the Hourly Non-Bargaining Plan of $298,416,567 were transferred to the Salaried Plan, and balances of hourly participants in the Salaried Plan of $23,663,942 were transferred to the Hourly Non-Bargaining Plan.

On January 1, 2011, Fastener Systems employees and Mill Products employees ceased participation in the Hourly Non-Bargaining Plan and Salaried Plan and became participants in their respective new plans. On January 1, 2011, net assets of $204,573,519 were transferred into the Fastener Systems Plan from the Hourly Non-Bargaining Plan. Also on January 1, 2011, net assets of $69,302,589 were transferred into the Mill Products Plan from the Salaried Plan.

Effective January 1, 2011, participants of the Alcoa Commercial Windows LLC 401(k) Plan ("Commercial Windows Plan") became eligible to participate in the FS and CW Plan, and the Commercial Windows Plan was merged into the FS and CW Plan. Net assets of $15,021,236 were transferred into the FS and CW Plan.

8. Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by letters dated January 9, 2003 for the Bargaining Plan and the Salaried Plan and a letter dated August 6, 2002 for the Hourly Non-Bargaining Plan that the Plans are qualified and the trust established under the Plans is tax-exempt under the appropriate sections of the Code. These plans have been restated since receiving the determination letters, and two new plans have been established. The Plans have applied for new determination letters, but they have not yet been received. However, the Plans' administrator and the Plans' tax counsel believe that the Plans are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe the Plans were qualified and the related trust was tax-exempt as of the financial statements date.

US GAAP require the Plans' management to evaluate tax positions taken by the Plans and recognize a tax liability (or asset) if the organization has taken an uncertain position that would not be sustained upon examination by the IRS. The Plans' administrator and its tax counsel have analyzed the tax positions taken by the Plans and have concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure to the financial statements. As such, no reserve is required under US GAAP. The Plans are subject to audits by the IRS; however, there are no current IRS audits for any tax periods in progress. The Plans' administrator and its tax counsel believe the Plans are no longer subject to IRS audits outside the statutory audit period.

9. Subsequent Event

Effective January 1, 2012, salaried and hourly employees of Alcoa Commercial Windows LLC ("Commercial Windows") ceased participation in the FS and CW Plan and began participation in the Salaried Plan and the Hourly Non-Bargaining Plan, respectively. Participant accounts were transferred to their respective Plans.

Also, effective January 1, 2012, the Alcoa Retirement Savings Plan for Fastener Systems and Commercial Windows Employees is renamed the Alcoa Retirement Savings Plan for Fastener Systems Employees ("Fastener Systems Plan").

Management has evaluated the events and transactions that have occurred. Aside from the foregoing, no items were noted that required adjustment to the financial statements or additional disclosure.

Alcoa Retirement Savings Plan for Bargaining Employees
EIN #25-0317820, Plan 008
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2011

(a) Identity of Issue, Borrower, Lessor or Similar Party	(b) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(c) Cost	(d) Current Value
* Alcoa Savings Plan Master Trust	Investment in Alcoa Savings Plan Master Trust	**	$ 655,012,741
* Participant loans	Interest rates range from 4.25% to 9.645%; loans due at various maturity dates from less than one year to 25 years	**	25,114,829
* Various	Schwab self-directed brokerage account	**	19,547,610

* A party-in-interest as defined by ERISA.
** Cost omitted for participant-directed investments.

Alcoa Retirement Savings Plan for Salaried Employees
EIN #25-0317820, Plan 007
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2011

(a) Identity of Issue, Borrower, Lessor or Similar Party	(b) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(c) Cost	(d) Current Value
* Alcoa Savings Plan Master Trust	Investment in Alcoa Savings Plan Master Trust	**	$ 1,639,811,014
* Participant loans	Interest rates range from 4.25% to 10.50%; loans due at various maturity dates from less than one year to 25 years	**	17,465,595
* Various	Schwab self-directed brokerage account	**	70,146,247

* A party-in-interest as defined by ERISA.
** Cost omitted for participant-directed investments.

Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees
EIN #25-0317820, Plan 017
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2011

	(a) Identity of Issue, Borrower, Lessor or Similar Party	(b) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(c) Cost	(d) Current Value
*	Alcoa Savings Plan Master Trust	Investment in Alcoa Savings Plan Master Trust	**	$ 192,620,189
*	Participant loans	Interest rates range from 4.25% to 10.50%; loans due at various maturity dates from less than one year to 25 years	**	8,785,185
*	Various	Schwab self-directed brokerage account	**	2,666,982

* A party-in-interest as defined by ERISA.

** Cost omitted for participant-directed investments.

Alcoa Retirement Savings Plan for Mill Products Employees
EIN #13-2605835, Plan 001
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2011

(a) Identity of Issue, Borrower, Lessor or Similar Party	(b) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(c) Cost	(d) Current Value
* Alcoa Savings Plan Master Trust	Investment in Alcoa Savings Plan Master Trust	**	$ 65,438,713
* Participant loans	Interest rates range from 4.25% to 9.25%; loans due at various maturity dates from less than one year to 25 years	**	1,494,008
* Various	Schwab self-directed brokerage account	**	1,716,515

* A party-in-interest as defined by ERISA.
** Cost omitted for participant-directed investments.

Alcoa Retirement Savings Plan for Fastener Systems and Commercial Windows Employees
EIN #25-1538236, Plan 011
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2011

(a) Identity of Issue, Borrower, Lessor or Similar Party	(b) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(c) Cost	(d) Current Value
* Alcoa Savings Plan Master Trust	Investment in Alcoa Savings Plan Master Trust	**	$ 200,461,473
* Participant loans	Interest rates range from 4.25% to 9.25%; loans due at various maturity dates from less than one year to 25 years	**	9,466,267
* Various	Schwab self-directed brokerage account	**	2,464,340

* A party-in-interest as defined by ERISA.
** Cost omitted for participant-directed investments.

SIGNATURES

The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Management Committee for the Alcoa Retirement Savings Plan for Bargaining Employees, Alcoa Retirement Savings Plan for Salaried Employees, Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees, Alcoa Retirement Savings Plan for Mill Products Employees, and Alcoa Retirement Savings Plan for Fastener Systems and Commercial Windows Employees has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ALCOA RETIREMENT SAVINGS PLAN FOR BARGAINING EMPLOYEES
ALCOA RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
ALCOA RETIREMENT SAVINGS PLAN FOR NON-BARGAINING HOURLY EMPLOYEES
ALCOA RETIREMENT SAVINGS PLAN FOR MILL PRODUCTS EMPLOYEES
ALCOA RETIREMENT SAVINGS PLAN FOR FASTENER SYSTEMS AND COMMERCIAL WINDOWS EMPLOYEES



Charles D. McLane, Jr.
Benefits Management Committee Member



John D. Bergen
Benefits Management Committee Member



Kurt R. Waldo
Benefits Management Committee Member

June 25, 2012

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-106411, 333-32516, 333-128445, 333-146330, 333-153369, 333-155668 and 333-168428) of Alcoa Inc. of our report dated June 27, 2012 relating to the financial statements of the Alcoa Retirement Savings Plan for Bargaining Employees, Alcoa Retirement Savings Plan for Salaried Employees, Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees, Alcoa Retirement Savings Plan for Mill Products Employees and Alcoa Retirement Savings Plan for Fastener Systems and Commercial Windows Employees which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 27, 2012